UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER

(Check one): |X| Form 10-K and Form 10-K  |_| Form 20-F  |_| Form 11-K
             |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For Period Ended: December 31, 2010
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Global Pharm Holdings Group, Inc.
Full Name of Registrant

25/F New World Center, No. 6009 Yitian Road
Address of Principal Executive Office (Street and Number)

Futian District, Shenzhen, People's Republic of China
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended December 31, 2010 (the "2010 Form 10-K").

The Registrant is reviewing with its independent auditors the necessity for an amendment and restatement of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (which included the consolidated financial statements of the Registrant for the period indicated therein), and Amendment No. 1 to its Current Report on Form 8-K (which included the consolidated financial statements of Global Pharma Enterprise Group Limited, the Registrant's wholly owned subsidiary, for the period ended June 30, 2010) filed with the Securities and Exchange Commission on August 25, 2010. The nature and terms of the amendment and restatement of these periodic reports will directly affect the presentation of the Registrant's financial statements and the related disclosures to be included in the 2010 10-K. Consequently, the process of completing the financial statements and the related information required to be included in the 2010 10-K could not be completed by the scheduled filing deadline for the 2010 10-K in a timely fashion and without unreasonable effort or expense. The Registrant currently anticipates that the 2010 10-K will be filed as soon as practicable but in any event no later than the fifteenth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       An Fu         86-755-83230226
      (Name, Area Code, Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

                        GLOBAL PHARM HOLDINGS GROUP, INC.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2011

By:  /s/ Yunlu Yin
         Yunlu Yin, Chief Executive Officer